Mail Stop 6010
Via Facsimile and U.S. Mail

June 26, 2007

Mr. Kevin J. McNamara
President and Chief Executive Officer
Chemed Corporation
2600 Chemed Center
255 East Fifth Street
Cincinnati, Ohio 45202

> **Re: Chemed Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **File No. 001-08351**

Dear Mr. McNamara:

We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2006

Managements Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Revenue Recognition, page 45

1. Your discussion of the variability associated with your estimates of Medicare and Medicaid reimbursements could be improved. This disclosure should provide investors with a fuller understanding of the uncertainties in applying critical accounting estimates and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. It should include quantification of the related variability in operating results that you expect

to be reasonably likely to occur. For the critical accounting estimates associated with your revenue recognition process, please describe in disclosure-type format the expected uncertainties in applying your critical accounting policies, the effect that changes in such estimates have had on your financial statements for each period presented, and the effect that reasonably likely changes in the key assumptions underlying these estimates may have on your financial statements in the future. Refer to Section V of Financial Reporting Release No. 72 issued on December 29, 2003.

Insurance Accruals, page 45

2.   Currently, your exposure on any single workers' compensation claim is capped at $500,000. In prior years, this cap has ranged from $250,000 to $500,000 per claim. Please tell us your policy for recording accrued insurance liability including whether you record the obligation gross of the amounts capped. Further provide us in disclosure-type format a discussion that:

- quantifies the changes in your estimates that you recorded during each of the periods covered in your filing; and
- quantifies the expected reasonably likely variability of your estimates as of the latest balance sheet date presented in your filing.

3.   You appear to have obtained independent actuarial valuations of the VITAS self insurance accruals for workers' compensation claims as of November 30, 2006 and 2005. This reference suggests to an investor that you are placing reliance on an independent actuarial firm, which we believe requires the firm's name be in the 1934 Act filing. Additionally, if your Form 10-K is incorporated by reference into a 1933 Act registration statement, a consent from this actuarial firm must be provided in the 1933 Act registration statement. Please advise.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at 202-551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant